Exhibit 21

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation
Silver Opportunity Partners LLC	Delaware
Los Gatos Luxembourg S.àr.l.	Luxembourg
Minera Plata Real, S. de. R.L. de C.V.	Mexico
Alynn Enterprises LLC	Delaware
L. Roayl LLC	Delaware
Minera Adularia S. de R.L. de C.V.	Honduras